UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

Flanigan’s Enterprises, Inc.

(Name of Issuer)

Common Stock - par value $.10

(Title of Class of Securities)

338517105 (CUSIP Number)

August 10, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Robino Stortini Holdings, Inc. (14-1881876)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 107,500 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 107,500 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,500
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12.	TYPE OF REPORTING PERSON OO

1.	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Michael A. Stortini
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 107,500 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 107,500

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,500
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12.	TYPE OF REPORTING PERSON IN

1.	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Charles J. Robino
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 107,500 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 107,500

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,500
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12.	TYPE OF REPORTING PERSON IN

Item 1.	(a)	Name of Issuer:

Flanigan’s Enterprises, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

5059 N.E. 18th Avenue Fort Lauderdale, FL 33334

Item 2.	(a)	Name of Person Filing:

(i): Robino Stortini Holdings, LLC (ii): Michael A. Stortini (iii): Charles J. Robino

	(b)	Address of Principal Business Office or, if None, Residence:

(i), (ii) and (iii): 5 Larch Avenue, Suite 101 Wilmington, DE 19804

	(c)	Citizenship:

(i): Delaware (ii) and (iii): USA

	(d)	Title of Class of Securities:

Common Stock, par value $.10

	(e)	CUSIP Number:

338517105

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with 240.13d-1 (b)(1)(ii)(J).

Item 4.	Ownership

The securities reported on herein are beneficially owned by Robino Stortini Holdings, LLC (“RSH”), which is managed by Michael A. Stortini and Charles J. Robino. The Operating Agreement, as amended, of RSH grants to Messrs. Stortini and Robino all investment and/or voting power over the securities owned by RSH. Therefore, Messrs. Stortini and Robino may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the beneficial owners of the securities covered by this statement. However, each of Messrs. Stortini and Robino disclaims beneficial ownership of these securities except to the extent of his respective member interest in RSH.

(a) Amount Beneficially Owned:

107,500

(b) Percent of Class:

5.7%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Robino Stortini Holdings, LLC – 107,500 Michael A. Stortini - 0 Charles J. Robino - 0

(ii) Shared power to vote or to direct the vote:

Robino Stortini Holdings, LLC – 0 Michael A. Stortini - 107,500 Charles J. Robino - 107,500

(iii) Sole power to dispose or to direct the disposition of

Robino Stortini Holdings, LLC – 107,500 Michael A. Stortini - 0 Charles J. Robino - 0

(iv) Shared power to dispose or to direct the disposition of

Robino Stortini Holdings, LLC – 0 Michael A. Stortini - 107,500 Charles J. Robino - 107,500

Item 5.	Ownership of Five Percent or Less of a Class If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Robino Stortini Holdings, LLC - OO Michael A. Sotrtini - IN Charles J. Robino - IN

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2005

ROBINO STORTINI HOLDINGS, LLC

By:	/s/ Michael A. Stortini
Managing Member

/s/ Michael A. Stortini

/s/ Charles J. Robino